[LETTERHEAD OF ENI S.p.A.]






                                                                 6 October, 2006




Mr. Karl Hiller, Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010


Re:  Eni Spa
     Form 20-F for the Fiscal Year ended December 31, 2005
     Filed June 21, 2006
     File No. 1-14090

Dear Mr. Hiller,


         Thank you for your facsimile dated September 28, 2006 setting forth comments of the Staff of the Commission (the "Staff") relating to the annual report on Form 20-F for the year ended December 31, 2005 filed June 21, 2006 of Eni S.p.A (File No. 1-14090).

         We are in the process of preparing our response to your comments. However, we will be unable to respond to your letter within ten business days as requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Our financial reporting and accounting resources will also be engaged, over the next few weeks, in the preparation of our third quarter interim report for the period ended September 30, 2006, which increases the pressure on our staffing. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff's comments by the end of October 2006. We appreciate your understanding on this matter.

         If you have any questions relating to this matter, please feel free to call the undersigned at +39-02-5982-1000 or Richard Morrissey or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP at +44-207-959-8900.


                                                 Very truly yours,




                                                 /s/ Marco Mangiagalli
                                                 -----------------------------
                                                 Marco Mangiagalli
                                                 Chief Financial Officer
                                                 Eni S.p.A.



cc:  Mark A. Wojciechowski
     Staff Accountant
     Division of Corporation Finance
     Securities and Exchange Commission

     Donald Delaney
     Division of Corporation Finance
     Securities and Exchange Commission

     Richard C. Morrissey
     Oderisio de Vito Piscicelli
     (Sullivan & Cromwell LLP)